Exhibit (a))(5)(ii)
IVAX CORPORATION
4.5% Convertible Senior Subordinated Notes due May 15, 2008
(CUSIP Nos. 465823AG7, 465823AE2 and U4608RAB1)
NOTICE IS HEREBY GIVEN pursuant to the terms and conditions of the Indenture dated as of May 4, 2001 (the “Indenture”), between IVAX Corporation (“IVAX”) and U.S. Bank National Association, formerly U.S. Bank Trust National Association, as trustee (the “Trustee”), as amended by the First Supplemental Indenture dated as of January 26, 2006 among IVAX, the Trustee and Teva Pharmaceutical Industries Limited (“Teva”), as guarantor, and the Second of Supplemental Indenture dated as of January 26, 2006 among IVAX, the Trustee and Teva, as guarantor (as so supplemented, the “Indenture”), that a “Change in Control” (as defined in the Indenture) occurred on January 26, 2006, as a result of the merger of IVAX (the “Merger”) with and into a wholly owned subsidiary of Teva and the Board of Directors of IVAX being replaced.
As required by the Indenture, IVAX is offering each holder of IVAX’ 4.5% Convertible Senior Subordinated Notes due 2008 (the “Notes”) the option to have such holder’s Notes repurchased by IVAX. The offer for the Notes will expire at 5:00 p.m., Eastern Time, on Friday, March 24, 2006, unless extended or earlier terminated (such time, as it may be extended, the “Expiration Time”). Upon and subject to the terms and conditions of IVAX’ Notice of Change in Control and Offer to Purchase, dated February 22, 2006 (the “Offer to Purchase”), on April 10, 2006 (the “Repurchase Date”), IVAX will purchase all Notes validly tendered and not withdrawn on the Expiration Date for cash at a purchase price, per $1,000 principal amount, equal to 100% of the principal amount, together with $17.88 per $1,000 principal amount, representing accrued and unpaid cash interest to, but excluding, April 8, 2006 (the “Repurchase Price”). Notes must be validly tendered and not withdrawn prior to the Expiration Time in order to receive the Repurchase Price. Holders may withdraw their tendered Notes at any time prior to the Expiration Time, but after the Expiration Time tenders will be irrevocable and holders will forfeit their right to convert Notes tendered for repurchase except as otherwise required by the Indenture or applicable law.
Each $1,000 principal amount of the Notes is convertible at the option of the Holder at any time and from time to time into (i) $405.74 in cash and (ii) a number of Teva American Depositary Receipts equal to the product of (x) 0.42355 and (y) the quotient obtained by dividing $1,000 by the conversion price (currently $32.04, but subject to adjustment as set forth in the Indenture). Notes may be surrendered for conversion in accordance with the procedures described in the Offer to Purchase.
The Notes may be tendered only in accordance with the procedures described in the Offer to Purchase. Noteholders may obtain a copy of the Offer to Purchase through the paying agent, U.S. Bank National Association, 60 Livingston Avenue, St. Paul, MN 55107, Attn: Specialized Finance Dept., telephone number: (800) 934-6802.
THIS ANNOUNCEMENT IS NEITHER AN OFFER TO SELL NOR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES AND SHALL NOT CONSTITUTE AN OFFER, SOLICITATION OR SALE IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE IS UNLAWFUL.

HOLDERS OF IVAX’ 4.5% CONVERTIBLE SENIOR SUBORDINATED NOTES DUE 2008 AND OTHER INTERESTED PARTIES ARE URGED TO READ IVAX’ NOTICE OF CHANGE IN CONTROL AND OFFER TO PURCHASE AND OTHER RELEVANT DOCUMENTS FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT IVAX CORPORATION AND THE OFFER.
THIS NOTICE OF CHANGE IN CONTROL IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT A TENDER OFFER FOR THE NOTES. THE TENDER OFFER WILL ONLY BE MADE PURSUANT TO THE NOTICE OF CHANGE IN CONTROL AND OFFER TO PURCHASE AND OTHER RELATED DOCUMENTS.